United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 29 March 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-208556);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233695);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233697); AND
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-211764)

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION, EXCEPT FOR INCLUSION OF FULL YEAR GUIDANCE, AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 2024, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE

P a g e | 1

25 April 2024

COCA-COLA EUROPACIFIC PARTNERS

Trading Update for the First Quarter ended 29 March 2024 & Interim Dividend Declaration

Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures
Adjusted financial information
Non-IFRS adjusted financial information for selected metrics has been provided in order to illustrate the effects of the acquisition of CCBPI on the results of operations of CCEP and to allow for greater comparability of the results of the combined group between periods. The adjusted financial information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. It is based on information and assumptions that CCEP believe are reasonable, including assumptions as at 1 January of the period presented relating to provisional transaction accounting adjustments. No cost savings or synergies were contemplated in these provisional adjustments.

The non-IFRS adjusted financial information has not been prepared in accordance with the requirements of Regulation S-X Article 11 of the US Securities Act of 1933 or any generally accepted accounting standards, may not necessarily be comparable to similarly titled measures employed by other companies and should be considered supplemental to, and not a substitute for, financial information prepared in accordance with generally accepted accounting standards.

The acquisition completed on 23 February 2024 and the non-IFRS adjusted financial information provided reflects the inclusion of CCBPI as if the acquisition had occurred at the beginning of the period presented. It has been prepared on a basis consistent with CCEP accounting policies and includes provisional transaction accounting adjustments for the period 1 January to 23 February.

Alternative Performance Measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.

For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our unaudited consolidated financial statements.
“Adjusted” includes the results of CCEP as if the CCBPI acquisition had occurred at the beginning of the period presented, including provisional acquisition accounting adjustments, accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition.

“Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, accelerated amortisation charges, expenses related to legal provisions and integration related costs. Comparable volume is also adjusted for selling days.

‘‘Adjusted comparable” is defined as adjusted results excluding items impacting comparability, as described above.

‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.

P a g e | 2

Q1 2024				Change vs 2023
	Revenue	Volume (UC)[2]	Revenue per UC[1],[2],[3]	Comparable Volume[1]	Revenue per UC[1],[2],[3]	FXN[1],[3] Revenue	Revenue
Europe	€3,290m	582m	€5.62	(1.4)%	5.6%	4.0%	4.6%
APS	€1,175m	247m	€4.98	38.8%	(12.3)%	22.0%	16.5%
CCEP	€4,465m	829m	€5.43	7.9%	0.5%	8.4%	7.5%

Q1 2024 (Adjusted comparable)[4]				Change vs 2023 (Adjusted comparable)[4]
	Revenue	Volume (UC)	Revenue per UC	Comparable volume	Revenue per UC	FXN revenue	Revenue
Europe	€3,290m	582m	€5.62	(1.4)%	5.6%	4.0%	4.6%
APS	€1,443m	348m	€4.34	8.1%	0.2%	8.3%	3.7%
CCEP	€4,733m	930m	€5.14	2.0%	3.4%	5.3%	4.3%

Note: All footnotes included after the ‘Volume Performance by Category’ section

P a g e | 3

Q1 HIGHLIGHTS[1]
Revenue
Q1 Reported +7.5%; Q1 Adjusted Comparable[4] +5.3%[3]
•Continue to create value for our customers
•NARTD YTD value share gains[5] across measured channels both in-store (+40bps) & online (+30bps)
•Adjusted comparable volume +2.0%[4],[6]
•By geography:
–Europe -1.4%[6] reflecting solid in-market execution offset by strategic de-listings of water & Capri Sun, & cycling strong comparables (Q1’23 comparable volume +5.0%)
–APS +8.1%[6] reflecting:
▪Australia/Pacific (AP): continued solid underlying momentum in Australia & NZ despite cycling strong comparables & strategic bulk water de-listings in Q2 last year
▪Southeast Asia (SEA): strong demand in the Philippines & an encouraging start to the year in Indonesia supported by an earlier Ramadan

•By channel:
Away from Home (AFH) +2.8%[6], Home +1.3%[6]
•Europe: AFH -4.6% cycling strong comparables (Q1’23 comparable volume +8.5%), Home +0.3%
•APS: AFH +10.3%, Home +4.8%

•Adjusted comparable revenue per unit case +3.4%[2],[3],[4] reflecting positive headline pricing & promotional optimisation, partly offset by geographic mix
•Europe: +5.6% reflecting Q1’24 headline price increases in France & Iberia, & annualisation of H2‘23 headline pricing in GB & Germany
•APS: +0.2% reflecting headline price increases & promotional optimisation in Australia, offset by geographic mix driven by strong growth in the Philippines (which is at a lower revenue per unit case)

Dividend
•First half interim dividend per share of €0.74 (declared at Q1 & paid in May), calculated as 40% of the FY23 dividend. Reaffirming FY24 guidance for an annualised total dividend payout ratio of approximately 50%[7]

Other
Sustainability highlights
•Retained inclusion on Carbon Disclosure Project’s A List for Climate for 8th consecutive year
•Introduced autonomous electric trucks in Germany to reduce carbon emissions from our logistics, now operating in 4 markets
•Second industry partnership PET recycling facility opened in Australia

P a g e | 4

First Quarter Revenue Performance by Geography[1]
All values are unaudited and all references to volumes are on a comparable basis for Europe and Australia / Pacific, and on an adjusted comparable basis for SEA. All changes are versus prior year equivalent period unless stated otherwise.

	Q1
			Fx-neutral
	€ million	% change	% change
FBN[8]	1,192	4.4%	4.7%
Germany	706	7.1%	7.1%
Great Britain	724	5.1%	1.7%
Iberia[9]	668	2.0%	2.0%
Total Europe	3,290	4.6%	4.0%
Australia / Pacific[11]	854	(1.6)%	3.5%
Southeast Asia[4],[12]	589	12.6%	16.4%
Total APS[4]	1,443	3.7%	8.3%

Total CCEP[4]	4,733	4.3%	5.3%

FBN
•France volume broadly flat, with solid consumer demand offset by tough comparables & the strategic de-listing of Capri Sun.
•Moderate volume decline in Benelux & Nordics reflecting strong comparables in the AFH channel, the strategic de-listing of Capri Sun & the Netherlands consumption tax increase.
•Sprite, Fuze Tea & Powerade outperformed with double-digit volume growth.
•Revenue/UC[10] growth driven by headline price increases across the markets (& earlier in France compared to last year).

Germany
•Modest volume growth reflects solid trading in the Home channel supported by great execution partly offset by strong comparables in the AFH channel.
•High single-digit growth in Coca-Cola Zero Sugar. Monster, Fuze Tea & Powerade outperformed with double-digit volume growth.
•Revenue/UC[10] growth driven by annualisation of the headline price increase implemented in Q3 last year.
•Positive brand mix also contributed to the growth e.g. Monster & Powerade.

Great Britain
•Moderate volume decline reflects some softness in the AFH channel, adverse weather & the de-listing of Capri Sun.
•Coca-Cola Zero Sugar continued to outperform. High single-digit volume growth for both Monster & Powerade.
•Revenue/UC[10] growth driven by annualisation of the headline price increase implemented at the end of the second quarter last year.
•Positive mix also contributed to the growth e.g. Monster & late Q1 launch of Jack Daniel’s & Coca-Cola last year.

Iberia
•Slight volume decline driven by cycling strong comparables.
•Sprite, Monster, Royal Bliss & Fuze Tea volumes outperformed with double-digit volume growth.
•Revenue/UC[10] growth driven by headline price increase.
•Positive brand mix also contributed to the growth e.g. Monster & Powerade.

Australia / Pacific
•Slight volume decline reflects tough comparables across Australia & NZ, reflecting industry-wide supply constraints last year alongside strategic bulk water de-listings in Australia which started in Q2 2023. Excluding de-listings, volume would have been broadly flat in Q1. Solid underlying demand supported by great activation.
•Home channel volume performed slightly ahead of the AFH channel.
•Coca-Cola Classic, Coca-Cola Zero Sugar, Fanta & Monster performed well in all markets supported by innovation, including the launch of Monster Energy Zero Sugar & Fanta Pineapple Zero Sugar in Australia.
•Revenue/UC[10] growth driven by headline price increases & promotional optimisation.

P a g e | 5

Southeast Asia
•Solid volume driven by double-digit growth in the Philippines, reflecting strong underlying market demand & solid share gains, & cycling the softest quarter of last year.
•Good start to the year in Indonesia delivering encouraging sparkling volume & transaction growth, supported by an earlier Ramadan festive period.
•AFH channel volume grew ahead of the Home channel driven by the Philippines.
•Coke TM in double-digit growth in Philippines & Indonesia, driven by Coca-Cola Classic & supported by encouraging performance of Coca-Cola Zero Sugar in Indonesia following its recent launch. Sprite & Fanta also performing well.
•Revenue/UC[10] growth driven by annualisation of the headline price increase implemented last year & favourable pack mix.

First Quarter Volume Performance by Category[1],[4],[6]
All values are unaudited & all references to volumes are on an adjusted comparable basis. All changes are versus prior year equivalent period unless stated otherwise.

	Q1
	% of Total	% Change
Coca-Cola®	58.6%	2.4%
Flavours & Mixers	22.7%	3.2%
Water, Sports, RTD Tea & Coffee[13]	11.4%	0.9%
Other inc. Energy[A}	7.3%	(4.5)%
Total	100.0%	2.0%
[A] % change: +4.2% exc. Juices

Coca-Cola®
•Coca-Cola Classic +4.4% driven by growth across all APS markets, especially the Philippines, partially offset by strong comparables in Europe.
•Coca-Cola Zero Sugar +1.3% driven by solid execution & innovation despite cycling strong comparables (Q1’23: +8.0%[14]).
•Value share gains of Total Cola +20bps[5], led by the Philippines.

Flavours & Mixers
•Sprite +8.7% driven by solid consumer demand & great execution across all key markets.
•Fanta +2.6% despite strong comparables (Q1’23 +6.5%[14]) supported by flavour extensions e.g. Fanta Exotic.
•Royal Bliss continues to perform well supported by the launch in Portugal.

Water, Sports, RTD Tea & Coffee
•Water -1.5% driven by strategic water de-listings within Europe & Australia.
•Sports +4.3% despite strong comparables (Q1’23 +14.5%[14]) with growth in Powerade driven by continued consumer trends in this category.
•RTD Tea & Coffee +4.7% driven by Fuze Tea in Europe.

Other inc. Energy
•Strong growth in Energy +7.5% led by Monster despite strong comparables (Q1‘23 +15.0%[14]), continuing to gain distribution (inc. recent category launch in the Philippines) & share through innovation e.g. Monster Green Zero & Bad Apple.
•Juices decline resulting from the strategic de-listing of Capri Sun in Europe.
•Encouraging early start for Absolute & Sprite following the launch in Europe.

P a g e | 6

___________________

1.Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to adjusted comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Comparable & FX-neutral
4.Non-IFRS adjusted comparable financial information as if the acquisition of Coca-Cola Beverages Philippines, Inc (CCBPI) occurred at the beginning of the period presented for illustrative purposes only. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. Acquisition completed on 23 February 2024. Prepared on a basis consistent with CCEP accounting policies and includes provisional transaction accounting adjustments for the period 1 January to 23 February. Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details.
5.External data sources: Nielsen & IRI Period 2 YTD
6.No selling day shift in Q1; CCEP adjusted comparable volume +2.0% in Q1
7.Dividends subject to Board approval
8.Includes France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
9.Includes Spain, Portugal & Andorra
10.Revenue per unit case
11.Includes Australia, New Zealand, the Pacific Islands & Papua New Guinea
12.Includes Philippines & Indonesia.
13.RTD refers to ready to drink;
14.Excludes Philippines

P a g e | 7

Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, and divestitures, including the joint venture with Aboitiz Equity Ventures Inc. (AEV) and acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI), strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2023 Annual Report on Form 20-F filed with the SEC on 15 March 2024;

2. risks and uncertainties relating to the global supply chain and distribution, including impact from war in Ukraine and increasing geopolitical tensions and conflicts including in the Middle East and Asia Pacific region, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

3. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;

4. risks and uncertainties relating to potential water use reductions due to regulations by national and regional authorities leading to a potential temporary decrease in production volume; and

5. risks and uncertainties relating to the integration and operation of the joint venture with AEV and acquisition of CCBPI, including the risk that our integration of CCBPI’s business and operations may not be successful or may be more difficult, time consuming or costly than expected.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, our agreements relating to and results of the joint venture with AEV and acquisition of CCBPI, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

P a g e | 8

Supplemental Financial Information - Revenue - Reported to Adjusted Comparable
Revenue

Adjusted Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	First-Quarter Ended
	29 March 2024	31 March 2023	% Change
As reported and comparable	4,465	4,154	7.5%
Add: Adjusted revenue impact[1]	268	382	n/a
Adjusted Comparable	4,733	4,536	4.3%
Adjust: Impact of fx changes	45	n/a	n/a
Adjusted Comparable and fx-neutral	4,778	4,536	5.3%

Adjusted Revenue per unit case	5.14	4.97	3.4%

Adjusted Revenue APS
As reported and comparable	1,175	1,009	16.5%
Add: Adjusted revenue impact[1]	268	382	n/a
Adjusted Comparable	1,443	1,391	3.7%
Adjust: Impact of fx changes	64	n/a	n/a
Adjusted Comparable and fx-neutral	1,507	1,391	8.3%

Adjusted Revenue per unit case	4.34	4.33	0.2%
[1] The adjusted financial information for 2024 reflects the inclusion of Philippines revenue as if the acquisition had occurred at the beginning of the period presented and prepared on a basis consistent with CCEP accounting policies.

Volume

Adjusted comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	First-Quarter Ended
	29 March 2024	31 March 2023	% Change
Volume	829	768	7.9%
Impact of selling day shift	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	829	768	7.9%
Add: Adjusted volume impact[1]	101	144	n/a
Adjusted comparable volume	930	912	2.0%

Adjusted comparable Volume - Selling Day Shift APS
Volume	247	178	38.8%
Impact of selling day shift	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	247	178	38.8%
Add: Adjusted volume impact[1]	101	144	n/a
Adjusted comparable volume	348	322	8.1%
[1] The adjusted financial information for 2024 reflects the inclusion of Philippines volume as if the acquisition had occurred at the beginning of the period presented and prepared on a basis consistent with CCEP accounting policies. No selling day shift in Q1 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 25, 2024	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer